FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Consolidated Results of Operations (US GAAP) Third quarter, fiscal year ending March 2005]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ HIROSHI TANAKA
Hiroshi Tanaka
Senior Managing Director

Date:    January 26, 2005

3

Consolidated Results of Operations (US GAAP) Third quarter, fiscal year ending March 2005 Nomura Holdings, Inc. January 2005

Outline of the Presentation

■	Financial Summary

■	Review of Businesses

➢	Segment Information

➢	Domestic Retail

➢	Global Wholesale

➢	Asset Management

➢	Non-interest Expenses

■	Appendix

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2005 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Consolidated Financial Summary (1)

(Millions of yen, per share data in yen)

	Quarterly					1Q-3Q Cumulative
	FY2005.3 3Q	FY2004.3 3Q	FY2005.3 2Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	193,888	150,231	156,841	29%	24%	564,657	565,005	0%
Non-interest expenses	144,696	120,300	140,634	20%	3%	426,792	375,823	14%
Income before income taxes	49,192	29,931	16,207	64%	204%	137,865	189,182	-27%
Net income	25,141	15,731	3,216	60%	682%	69,189	102,417	-32%
Basic net income per share (yen)	12.95	8.10	1.66	60%	680%	35.64	52.80	-33%

ROE (annualized)	5.5%	3.7%	0.7%			5.1%	8.1%
				(compared to 3/31/04)
Total assets	34,101,407	27,863,899	32,566,870		4,348,441
Total shareholders’ equity	1,852,001	1,725,431	1,829,788		66,313
Shareholders’ equity per share	954.01	888.61	942.50
Leverage (x)	18.4	16.1	17.8

Consolidated Financial Summary (2)

(Millions of yen)

	Quarterly					1Q-3Q Cumulative
	FY2005.3 3Q	FY2004.3 3Q	FY2005.3 2Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Revenue	312,778	217,451	247,574	44%	26%	852,948	790,829	8%

Commissions	46,275	57,590	45,585	-20%	2%	161,393	147,309	10%
Fees from investment banking	18,412	24,408	32,339	-25%	-43%	66,185	58,766	13%
Asset management and portfolio service fees	19,287	16,792	19,845	15%	-3%	57,317	47,549	21%
Net gain on trading	54,709	33,800	23,073	62%	137%	131,349	181,329	-28%
Gain (loss) on private equity investments	-2,165	-2,105	-2,097	—	—	-3,764	4,493	—
Interest and dividends	141,052	78,333	119,848	80%	18%	360,092	296,213	22%
Gain on investments in equity securities	7,752	2,788	-11,624	178%	—	6,399	34,557	-81%
Other	27,456	5,845	20,605	370%	33%	73,977	20,613	259%
Interest expense	118,890	67,220	90,733	77%	31%	288,291	225,824	28%
Net revenue	193,888	150,231	156,841	29%	24%	564,657	565,005	0%

Non-interest expenses	144,696	120,300	140,634	20%	3%	426,792	375,823	14%

Income before income taxes	49,192	29,931	16,207	64%	204%	137,865	189,182	-27%

Net income	25,141	15,731	3,216	60%	682%	69,189	102,417	-32%

Review of Businesses

■	Segment Information (P6)

■	Domestic Retail (P7-8)

■	Global Wholesale (P9-11)

■	Asset Management (P12-13)

■	Non-interest Expenses (P14)

Segment Information

(Billions of yen)

	Quarterly								1Q-3Q Cumulative
	FY2005.3		Q-o-Q	FY2005.3	FY2004.3				FY2005.3	FY2004.3	Y-o-Y
	3Q	2Q		1Q	4Q	3Q	2Q	1Q
Domestic Retail
Net revenue	73.0	64.8	13%	87.0	79.8	75.4	75.6	75.0	224.8	225.9	-1%
Non-interest expenses	55.0	54.9	0%	53.3	59.8	55.3	56.9	54.2	163.2	166.4	-2%
Income before income taxes	18.0	9.8	83%	33.7	20.0	20.1	18.7	20.8	61.6	59.5	4%

Global Wholesale
Net revenue	73.4	65.4	12%	87.5	99.3	57.3	115.0	94.2	226.3	266.4	-15%
Non-interest expenses	56.7	55.4	2%	54.8	58.2	55.2	57.4	56.4	167.0	169.0	-1%
Income before income taxes	16.7	10.0	67%	32.7	41.1	2.1	57.6	37.8	59.3	97.4	-39%

Asset Management
Net revenue	12.3	11.0	12%	9.7	9.0	10.6	8.0	8.3	33.0	26.9	23%
Non-interest expenses	8.9	8.8	1%	8.9	10.2	8.1	10.5	8.2	26.6	26.8	-1%
Income before income taxes	3.4	2.2	58%	0.8	-1.2	2.6	-2.5	0.1	6.4	0.1	4257%

Total income before income taxes of 3 business segments	38.1	22.0	73%	67.1	59.9	24.7	73.7	58.7	127.3	157.1	-19%

Domestic Retail(1) Revenue

3Q Points

Revenue up 13% from increased retail sales of foreign currency bonds and investment trusts including the Global Attractive Dividend Stock Fund.

■	Commissions: 37.3 billion yen (up 6%)

✓	Retail Stock Brokerage Commissions: 19.3 billion yen (down 3%)

➢	Individual Equity Agency Transaction Value (monthly average)* 9.9 trillion yen (down 1%)

➢	Equity Holding Accounts: 1.659 million (as of 12/31/04, up 213,000 from 09/30/04)

✓	Commissions for Investment Trusts Distribution and Redemption:** 12.5 billion yen (up 36%)

➢	Stock Investment Trusts Commissions: 9.1 billion yen (up 83%)

➢	Foreign Investment Trusts Commissions: 2.1 billion yen (down 20%)

✓	Insurance:

➢	Outstanding Value of Variable Annuity Insurance Policies: 405.9 billion yen (as of 12/31/04)

■	Fees from Investment Banking: 5.8 billion yen (down 30%)

✓	Distribution of JGBs for Individual Investors

9th Issue: 191.4 billion yen

                (Issue Amount: 1,765 billion yen, Nomura’s share: 11%)

■	Sales Credit: 21.5 billion yen (up 62%)

■	Investment Trust Administration Fees and Other: 6.5 billion yen (down 0%)

(Note) All percentage comprisons refer to Q-o-Q comparisons unless otherwise noted

*	Data from the 3 major exchanges (Tokyo, Osaka, Nagoya)

**	Nomura Securities

Net Revenue and income before income taxes

Domestic Retail(2) Client Assets

3Q Points

Enhanced promotion of “special accounts for stocks” which contributed to net asset inflow above 2.5 trillion yen. In addition, 195,000 new accounts were opened.

Retail Client Assets*

*	Domestic Retail client assets, excluding financial institutions
**	Includes CBs, warrants
***	Includes variable annuity insurance

Net Asset Inflow

(monthly average)

Net asset inflow: Gap between inflow and outflow of assets

Global Wholesale (1) Global Markets

3Q Points

Recovery in retail bond sales and other order flow led to a 26% increase in revenue.

■	Equity Market

✓	Equity Agency Transaction Value* (monthly average): 45.3 trillion yen (down 1% Q-o-Q)

■	Consolidated Net Gain on Trading & Net Interest Revenue

■	Large International Bond Underwritings

✓	Federal Farm Credit Bank US$ 2.25 billion (joint lead)

✓	EIB: US$ 1 billion (joint lead)

■	Foreign Currency Bond Offerings to Retail Investors

✓	Dexia Credit Local: AUD 715 million
✓	Commonwealth Bank of Australia: AUD 440 million

■	Asset Finance

✓	Arrangement of Japan’s first development securitization financing in Urawa Station East Exit Area Redevelopment Project

✓	First ever use of rated PFI loan in hospital development project in Omihachiman City Hospital Project

*	Total transaction value of listed domestic shares by trading participants with over 3 billion yen in capital (Source: Tokyo Stock Exchange)

Net Revenue and Income before Income Taxes**

**	Data through FY04.3 4Q represent Fixed Income and Equity totals.

Global Wholesale (2) Investment Banking

3Q Points

A decline in equity financing resulted in a 12% drop in revenue.

■	Equity and Equity-related Underwriting (IPO, PO, CB)

✓ Value*	Total :	US$ 11.29 billion (down 39% Q-o-Q)
	Nomura:	US$ 2.50 billion (down 58% Q-o-Q)
*Thomson Financial (October - December 2004)

✓	Major Deals

INPEX Privatization IPO:	159.8 billion yen
NTT Urban Dev. Global IPO:	89.1 billion yen
Xinhua Finance Limited** IPO:	5.0 billion yen
**first foreign company to be listed solely in Japan

✓	Ranking

        First in 2004 Equity and Equity-related Bookrunner League Table***

***Thomson Financial CY2004 data

■	Capital Solutions Business

✓	Established Capital Solution Department (December 2004)

✓	MPO (Multiple Private Offering)

       7 MPOs in 3Q: 52.1 billion yen

Key MPOs: The Nishi-Nippon City Bank (20 billion yen), Ebara Corp. (15 billion yen), Yoshinoya D&C Corp. (10 billion yen)

       (2004 total including HPOs: 27 deals, 348.8 billion yen)

■	M&A Advisory Business

✓	Key Deals

       -Kirin Brewery’s capital participation in Dalian Daxue Brewery

       -Kyorin Pharmaceutical’s acquisition of U.S. bio-tech venture company ActivX Biosciences

✓	Ranking

       -2004 M&A league table leader in terms of deals completed***

Net Revenue and Income before Income Taxes

Global Wholesale (3) Merchant Banking

3Q Points

Net loss of 3.5 billion yen primarily due to Terra Firma funding costs.

■	New Deals

✓	30 billion yen second round purchase of newly issued shares in Millennium Retailing by exercising stock purchase rights (planned for January 2005)

✓	NPF Investment in Raicho Fund

-Acquisition of injection molding tool business from Mitsubishi Materials Corp. and others

■	Merchant Banking Business Exposure

Net Revenue and Income before Income Taxes

Asset Management (1) Revenue

3Q Points

12% increase in revenue resulting from growth in assets under management and NCRAM performance fees.

■	New Funds

✓	Global Attractive Dividend Stock Fund Initial sales: 68.1 billion yen (12/31/04 net assets = 123.1 billion yen)

■	Fund of Funds

✓	Fund of Funds Net Assets

-12/31/04 Assets under management = 356.9 billion yen (up 29% from 9/30/04)

■	Increased Assets of Funds for Bank Customers

✓	43.9 billion yen as of 12/31/04 (up 39% from 9/30/04)

■	NCRAM Assets Under Management

✓	US$ 9.9 billion as of 12/31/04 (up 12% from 9/30/04)

✓	US High Yield Bond Income Fund net assets exceed US$ 3 billion as of 12/31/04

■	Asset Management Fee (Consolidated)

Net Revenue and Income before Income Taxes

Asset Management (2) Assets Under Management

3Q Points

Continued increase in investment advisory assets, particularly from foreign clients.

Assets under Management

(Nomura Asset Management, “NAM”)

Public Investment Trusts & NAM’s Market Share

Source: The Investment Trusts Association, Japan

Non-Interest Expenses

*	All non-interest expense figures shown on this slide exclude the effects of the consolidation/deconsolidation of certain private equity investee companies. See slides 22, 23 for more details.

3Q Points

Non-interest expenses declined 2% to 123.5 billion yen.

■	Compensation and Benefits: 64.4 billion yen (up 4%Q-o-Q)

■	Information Processing and Communications:20.2 billion yen (up 1% Q-o-Q)

■	Business Development Expenses:6.2 billion yen (down 17% Q-o-Q)

■	Other Expenses: 16.9 billion yen (down 8% Q-o-Q)

Fixed Cost Coverage Ratio:        FY05.3 3Q: 31%

(Asset management-related fees of 19.8 billion yen divided by fixed-type expenses of 64.0 billion yen)

Asset management-related fees:

Asset management fees, custodial services fees, fees from coupon payments

Fixed-type expenses:

Fixed salaries, guaranteed bonuses, depreciation, real estate-related expenses and others

*	Total amounts shown at the top of the graph correspond to non-interest expense amounts reported in Nomura Holdings’ consolidated income statements.

Appendix

•	Revenue and Income by Business Segment (P16)

•	Global Wholesale (Revenue and Income by Business Line) (P17-18)

•	Domestic Retail Related Data (P19)

•	Major Differences (Segment / Income Statement) (P20)

•	Consolidated Financial Summary (Excluding the Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies) (P21)

•	Additional Information on Adjustments for Certain Private Equity Investee Companies (1) (P22)

•	Additional Information on Adjustments for Certain Private Equity Investee Companies (2) (P23)

•	Revenue (P24-27)

•	Client Assets (P28)

•	Number of Accounts (P29)

•	Secondary Market Share Data (P30)

•	Primary Market Share Data (P31)

•	Lead Manager League Table (P32)

•	Assets Under Management (NAM / NCRAM) (P33)

•	VaR (P34)

•	Number of Employees (P35)

Revenue and Income by Business Segment (Quarterly Base)

Unit: millions of yen

Domestic Retail

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
Non-interest revenue	66,436	56,136	69,366	54,999	74,573	75,214	74,893	79,355	86,210	64,191	71,986
Net-interest revenue	599	605	915	194	397	378	460	487	759	571	1,034
Net revenue	67,035	56,742	70,280	55,193	74,970	75,592	75,353	79,842	86,969	64,762	73,020
Non-interest expenses	53,137	55,294	51,180	53,951	54,201	56,916	55,273	59,823	53,294	54,920	54,981
Income before income taxes	13,899	1,449	19,100	1,241	20,769	18,676	20,080	20,019	33,675	9,842	18,039

								Unit: millions of yen
Global Wholesale

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
Non-interest revenue	73,321	24,324	40,124	58,906	68,977	94,852	51,351	75,665	74,936	33,674	31,267
Net-interest revenue	16,541	30,970	30,571	23,712	25,177	20,102	5,987	23,625	12,566	31,739	42,128
Net revenue	89,861	55,294	70,695	82,619	94,154	114,954	57,338	99,290	87,502	65,413	73,395
Non-interest expenses	53,387	46,320	48,946	58,784	56,356	57,400	55,247	58,224	54,847	55,415	56,739
Income before income taxes	36,474	8,974	21,749	23,835	37,798	57,554	2,091	41,066	32,655	9,998	16,656

							Unit: millions of yen
Asset Management

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
Non-interest revenue	9,850	10,288	7,290	7,400	7,598	7,633	10,459	8,610	9,046	10,482	12,034
Net-interest revenue	-55	23	1,762	502	682	389	154	432	627	152	309
Net revenue	9,795	10,311	9,052	7,902	8,280	8,022	10,613	9,042	9,673	10,994	12,343
Non-interest expenses	8,682	8,995	8,021	8,167	8,192	10,517	8,058	10,237	8,894	8,810	8,903
Income before income taxes	1,113	1,316	1,031	-265	88	-2,495	2,555	-1,195	779	2,184	3,440

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (1)

Unit: millions of yen

Global Markets*

	FY05.3 1Q	2Q	3Q
Net revenue	71,799	44,886	56,641
Fixed Income related	38,535	15,978	27,051
Equity related	29,658	22,138	20,520
Non-interest expenses	41,175	41,513	43,797
Income before income taxes	30,624	3,373	12,844

Unit: millions of yen

Fixed Income

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q
Net revenue	43,887	32,476	41,550	36,052	62,261	48,118	26,319	37,296
Non-interest expenses	18,944	16,334	17,605	23,877	25,093	22,274	20,725	23,718
Income before income taxes	24,943	16,142	23,946	12,176	37,168	25,844	5,594	13,578

Unit: millions of yen

Equity

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q
Net revenue	30,416	12,353	17,872	21,384	20,381	38,950	15,328	35,494
Non-interest expenses	18,340	14,329	16,026	16,980	16,470	19,202	18,312	17,510
Income before income taxes	12,076	-1,977	1,846	4,404	3,911	19,748	-2,984	17,984

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Fixed Income related and Equity related, which make up Net revenue, differ in composition to Fixed Income and Equity definitions used in the past.

Global Wholesale

(Revenue and Income by Business Line, Quarterly Base) (2)

Unit: millions of yen

Investment Banking*

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
Net revenue	16,830	16,453	14,801	21,041	12,908	20,568	18,013	19,380	12,945	22,874	20,242
Non-interest expenses	13,850	13,636	13,081	15,807	12,086	13,458	13,448	14,711	10,668	11,472	10,734
Income before income taxes	2,980	2,817	1,720	5,234	822	7,110	4,565	4,669	2,277	11,402	9,508

								Unit: millions of yen
Merchant Banking

	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
Net revenue	-1,272	-5,989	-3,528	4,142	-1,396	7,318	-2,322	7,120	2,758	-2,347	-3,488
Non-interest expenses	2,253	2,019	2,233	2,122	2,707	2,466	2,762	2,285	3,004	2,430	2,208
Income before income taxes	-3,525	-8,009	-5,762	2,021	-4,103	4,852	-5,084	4,835	-246	-4,777	-5,696

*	In April 2004, Fixed Income, Equity and certain functions in Investment Banking were consolidated to create Global Markets. Figures for Investment Banking before FY2004 correspond to the figures for Investment Banking prior to the organizational change.

Domestic Retail Related Data

	FY03.3				FY04.3				FY05.3
Domestic Retail	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q
Retail Foreign Currency Bond Sales (Billions of yen)	501.5	429.9	756.0	597.3	976.8	405.1	316.3	291.8	228.7	243.0	313.1

Commissions for investment trusts distribution and redemption (Billions of yen)*	12.8	6.7	7.7	7.7	9.6	10.1	12.3	15.0	14.5	9.2	12.5
Bond investment trusts commission	5.5	4.2	4.0	3.2	2.2	2.6	3.4	2.9	2.3	1.6	1.3
Stock investment trusts commission	6.0	1.8	1.3	2.6	2.6	4.9	6.6	7.4	7.6	5.0	9.1
Foreign investment trusts commission**	1.3	0.8	2.5	1.9	4.8	2.5	2.3	4.7	4.6	2.6	2.1

Domestic distribution volume of investment trusts (Trillions of yen)	3.3	2.5	3.5	2.6	3.2	3.5	3.4	3.7	3.9	3.2	3.4
Bond investment trusts	2.4	1.8	2.7	1.7	2.0	2.6	2.6	2.8	3.0	2.3	2.4
Stock investment trusts	0.5	0.3	0.2	0.3	0.3	0.4	0.4	0.5	0.5	0.5	0.7
Foreign investment trusts	0.5	0.4	0.6	0.5	0.8	0.5	0.3	0.4	0.4	0.3	0.3

	2002.6	2002.9	2002.12	2003.3	2003.6	2003.9	2003.12	2004.3	2004.6	2004.9	2004.12
Other (Billions of yen)
Outstanding value of Long-Term Bond Investment Trust*	5,291	4,785	4,282	3,883	3,612	3,302	2,910	2,558	2,293	2,106	1,966
Outstanding value of variable annuity insurance policies	28.1	105.4	149.6	166.6	182.8	216.8	242.2	261.6	304.9	358.6	405.9

*	Nomura Securities
**	Commission during the initial and subsequent offering periods

Major Differences (Segment Data / Income Statement)

(billions of yen)	1Q	2Q	3Q	1Q-3Q
Total Income before Income Taxes for 3 Business Segments	67.1	22.0	38.1	127.3

Loss/gain on undesignated hedging instruments included in Net Gain on Trading	-13.0	5.3	0.9	-6.8
Loss/gain on investment securities	0.4	5.1	1.7	7.3
Equity in losses/earnings	2.5	0.4	2.5	5.4
Corporate Items	-0.7	-1.1	1.6	-0.3
Other	3.1	-2.1	-0.9	0.1

Unrealized loss/gain on investments in equity securities held for relationship purposes	9.8	-15.4	5.8	0.2
Effect of consolidation/deconsolidation of private equity investee companies	3.1	1.9	-0.4	4.6

Difference between Segments Total and Income Statement	5.4	-5.8	11.1	10.6

Income before Income Taxes	72.5	16.2	49.2	137.9

Consolidated Financial Summary (Excluding the Effect of Consolidation and Deconsolidation of Certain Private Equity Investee Companies)

(Millions of yen)

U.S. GAAP Figures

	Quarterly					1Q-3Q Total
	FY2005.3 3Q	FY2004.3 3Q	FY2005.3 2Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	193,888	150,231	156,841	29%	24%	564,657	565,005	0%
Non-interest expenses	144,696	120,300	140,634	20%	3%	426,792	375,823	14%
Income before income taxes	49,192	29,931	16,207	64%	204%	137,865	189,182	-27%

Effect of Consolidation/Deconsolidation of Certain Private Equity Investee Companies*

	Quarterly					1Q-3Q Total
	FY2005.3 3Q	FY2004.3 3Q	FY2005.3 2Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	20,764	2,764	16,158	651%	29%	56,812	7,013	710%
Non-interest expenses	21,197	1,987	14,232	967%	49%	52,171	6,553	696%
Income before income taxes	-433	777	1,926	-156%	-122%	4,641	460	909%

Adjusted Figures

	Quarterly					1Q-3Q Total
	FY2005.3 3Q	FY2004.3 3Q	FY2005.3 2Q	Y-o-Y	Q-o-Q	FY2005.3	FY2004.3	Y-o-Y
Net revenue	173,124	147,467	140,683	17%	23%	507,845	557,992	-9%
Non-interest expenses	123,499	118,313	126,402	4%	-2%	374,621	369,270	1%
Income before income taxes	49,625	29,154	14,281	70%	247%	133,224	188,722	-29%

(*)	Derived from reconciliation information to “Segment Information-Operating segment” section of Nomura Holdings’ unaudited consolidated “Financial Highlights—Nine months ended December 2004,” “Financial Highlights—6 months ended September 2004,” and “Financial Highlights—Three months ended June 2004.”

Additional Information on Adjustments for Certain Private Equity Investee Companies (1)

■	The following 2 pages include reconciliations of amounts shown in Slide 14 to relevant U.S. GAAP amounts reported in Nomura Holdings’ consolidated income statements.

1. Fixed- and variable-type expenses

FY05.3 3Q
(billions of yen)
Fixed-type expenses	68.1
excluding private equity investee companies	64.0
private equity investee companies	4.1
Variable-type expenses	76.6
excluding private equity investee companies	59.5
private equity investee companies	17.1
Total non-interest expenses	144.7

2. Fixed-and variable-type compensation expenses and benefits

FY05.3 3Q
(billions of yen)
Fixed-type compensation and benefits	40.3
excluding private equity investee companies	37.8
private equity investee companies	2.6
Variable-type compensation and benefits	27.1
excluding private equity investee companies	26.7
private equity investee companies	0.4
Total compensation and benefits	67.4

3. Asset management related Revenue for FY2005.3 3Q

No asset management-related revenue relates to private equity investee companies.

Asset management-related revenue for FY2005.3 3Q total 19.8 billion yen. This is comprised of 13.6 billion yen of asset management fees, 3.1 billion yen of administration fees, 2.6 billion yen of custodial fees, and 0.5 billion yen of bond principal/interest payment agency fees.

Additional Information on Adjustments for Certain Private Equity Investee Companies (2)

(Billions of yen)

	FY04.31Q	FY04.32Q	FY04.33Q	FY04.34Q	FY05.31Q	FY05.32Q	FY05.33Q
Compensation and benefIts	65.9	67.7	61.8	63.9	65.9	64.2	67.4
Excluding private equity investee companies	65.7	67.4	61.5	62.3	64.4	62.0	64.4
Private equity investee companies	0.2	0.3	0.3	1.6	1.6	2.2	3.0

Commissions and floor brokerage	4.9	4.6	3.5	6.2	6.4	6.5	4.1
Excluding private equity investee companies	4.8	4.6	3.4	6.0	5.9	6.1	3.5
Private equity investee companies	0.1	0.0	0.1	0.1	0.5	0.4	0.5

Information processing and communications	18.9	19.5	19.2	22.5	19.3	20.1	20.4
Excluding private equity investee companies	18.9	19.5	19.1	22.4	19.2	20.1	20.2
Private equity investee companies	0.0	0.0	0.0	0.0	0.0	0.1	0.2

Occupancy and related depreciation	13.3	13.5	12.9	14.5	13.3	13.0	13.2
Excluding private equity investee companies	13.3	13.4	12.8	14.2	13.0	12.5	12.3
Private equity investee companies	0.0	0.1	0.1	0.3	0.3	0.5	0.9

Business development expenses	5.0	5.4	5.5	7.2	5.4	7.8	6.8
Excluding private equity investee companies	4.9	5.4	5.5	7.0	5.1	7.4	6.2
Private equity investee companies	0.0	0.0	0.0	0.2	0.3	0.3	0.7

Other	20.8	16.0	17.4	30.4	31.1	29.0	32.8
Excluding private equity investee companies	17.9	15.2	16.0	22.8	17.1	18.3	16.9
Private equity investee companies	2.9	0.8	1.4	7.6	14.1	10.8	15.9

Total non-interest expenses	128.8	126.7	120.3	144.6	141.5	140.6	144.7
Excluding private equity investee companies	125.5	125.5	118.3	134.7	124.7	126.4	123.5
Private equity investee companies	3.3	1.3	2.0	9.9	16.7	14.2	21.2

Revenue (1)

(Commissions)

(Billions of yen)
70
60
50
40
30
20
10
0
46.1
34.7
34.3
26.6
33.8
56.0
57.6
62.9
69.5
45.6
46.3

	FY03.3 1Q	FY03.3 2Q	FY03.3 3Q	FY03.3 4Q	FY04.3 1Q	FY04.3 2Q	FY04.3 3Q	FY04.3 4Q	FY05.3 1Q	FY05.3 2Q	FY05.3 3Q
Total	46.1	34.7	34.3	26.6	33.8	56.0	57.6	62.9	69.5	45.6	46.3
Other	5.7	9.8	5.3	5.2	4.5	5.6	6.5	6.6	5.1	6.4	5.9
Commissions for distribution of investment trusts	11.8	6.2	6.4	6.1	7.2	8.2	10.9	11.1	12.1	7.3	10.5
Other commissions	1.9	1.5	2.1	2.1	3.1	2.6	1.5	5.0	3.1	2.9	2.9
Stock brokerage commissions (others)	9.8	7.0	7.0	5.5	6.8	13.4	13.1	12.1	12.6	9.1	7.7
Stock brokerage commissions (Domestic Retail)	16.8	10.2	13.5	7.7	12.1	26.2	25.6	28.2	36.5	19.9	19.3

Revenue (2)

(Fees from Investment Banking)

Revenue (3)

(Asset Management and Portfolio Service Fees)

Revenue (4)

(Net Gain on Trading / Net Interest Revenue)

Client Assets (Trillions of yen)

Nomura Securities

	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Equities	24.9	23.6	22.3	21.6	24.8	28.7	30.3	35.9	37.2	34.9	39.2
Bonds	14.9	15.4	15.4	16.8	17.9	18.4	17.5	17.3	17.3	18.3	18.2
Stock investment trusts	2.7	2.5	2.4	2.4	2.6	2.8	3.1	3.3	3.5	3.4	3.7
Bond investment trusts	8.2	7.4	6.9	6.5	6.3	6.2	5.8	5.6	5.3	4.9	4.8
Overseas mutual funds	1.0	1.0	1.1	1.2	1.3	1.4	1.5	1.6	1.7	1.9	1.9
Other	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	51.8	50.0	48.2	48.5	52.9	57.6	58.2	63.8	65.0	63.5	67.9

Client Assets (Domestic Retail, excluding financials)

	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Equities	11.4	10.6	9.9	9.5	11.1	12.8	13.7	16.0	16.9	15.9	18.5
Foreign Bonds	2.6	2.8	3.2	3.4	3.9	3.7	3.8	3.7	3.6	3.8	3.6
Domestic Bonds	4.7	4.9	5.0	5.0	5.1	5.3	5.7	6.1	6.5	7.0	7.2
Stock investment trusts	2.4	2.2	2.1	2.0	2.2	2.4	2.5	2.7	2.7	2.6	2.8
Bond investment trusts	7.9	6.7	6.3	5.9	5.7	5.6	5.2	5.0	4.7	4.4	4.2
Overseas Mutual Funds	0.8	0.9	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.7	1.7
Other	0.1	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.4	0.4	0.5

Total	29.3	28.2	27.6	27.1	29.3	31.3	32.5	35.2	36.2	35.6	38.5

•	As of the end of December 2004, client assets (Domestic Retail, including financials) totaled 44.1 trillion yen (41.3 trillion yen at end of September 2004)

Number of Accounts

Nomura Home Trade (online trading accounts)    (Thousands of accounts)

	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
	1,005	1,079	1,114	1,141	1,168	1,215	1,290	1,367	1,452	1,533	1,651
IT Share
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
No. of orders	39%	38%	33%	42%	45%	46%	46%	49%	49%	51%	50%
Transaction value	17%	14%	9%	17%	21%	21%	21%	23%	23%	25%	23%

Nomura Cash Management Service (Thousands of accounts)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
	2,965	3,029	3,079	3,112	3,145	3,195	3,285	3,347	3,413	3,479	3,666
Equity Holding Accounts (Thousands of accounts)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
	1,246	1,274	1,285	1,302	1,308	1,323	1,349	1,369	1,394	1,446	1,659
New Accounts (individual, monthly average) (Thousands of accounts)
	FY03.3 1Q	2Q	3Q	4Q	FY04.3 1Q	2Q	3Q	4Q	FY05.3 1Q	2Q	3Q
	20	22	20	16	16	21	24	26	27	28	65

Secondary Market Share Data

(Market unit : Trillions of yen)

Individual Equity Agency Transactions Share (monthly average)

	FY03.3 1Q	2Q	3Q	FY04.3 4Q	1Q	2Q	3Q	FY05.3 4Q	1Q	2Q	3Q
Market	5.2	3.9	5.2	3.1	5.0	9.1	9.8	11.4	13.9	10.0	9.9
Nomura’s share	20%	16%	17%	8%	8%	10%	9%	10%	10%	7%	8%

Off-floor/O ff-exchange Equity Tradin g Share
	FY03.3 1Q	2Q	3Q	FY04.3 4Q	1Q	2Q	3Q	FY05.3 4Q	1Q	2Q	3Q
Off-floor market	4.1	4.1	2.7	3.2	3.5	4.9	4.3	6.6	5.7	4.2	4.7
Off-exchange	9.6	8.7	8.7	6.3	8.1	9.1	6.8	7.9	9.3	7.5	7.2
Nomura’s share	24%	18%	21%	15%	15%	16%	17%	15%	18%	16%	16%

JGB Auction Share
	FY03.3 1Q	2Q	3Q	FY04.3 4Q	1Q	2Q	3Q	FY05.3 4Q	1Q	2Q	3Q
Market	16.8	18.2	15.7	17.3	18.4	18.7	18.1	19.2	19.4	20.3	19.9
Nomura’s share	20%	18%	10%	12%	14%	17%	12%	19%	16%	15%	25%

Secondary Bond Trading
	FY03.3 1Q	2Q	3Q	FY04.3 4Q	1Q	2Q	3Q	FY05.3 4Q	1Q	2Q	3Q
Market	296	299	261	273	321	326	281	308	368	350	324
Nomura’s share	13%	16%	13%	14%	18%	16%	16%	15%	14%	17%	15%

Primary Market Share Data (Value Base)

Japanese IPO

	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12
Nomura’s share	9%	8%	9%	11%	5%	10%	26%	27%	45%	42%	36%

Japanese PO

	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12
Nomura’s share	40%	41%	44%	50%	37%	58%	39%	33%	17%	26%	26%

Convertible Bonds

	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12
Nomura’s share	1%	10%	15%	13%	9%	14%	26%	28%	21%	20%	18%

Global and Euro Yen Bonds

	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12
Nomura’s share	35%	24%	20%	21%	37%	40%	35%	31%	24%	23%	29%

Straight Bonds, Lead Manager (excl. self-funding)

	FY03.3 02.4-6	02.4-9	02.4-12	02.4-03.3	FY04.3 03.4-6	03.4-9	03.4-12	03.4-04.3	FY05.3 04.4-6	04.4-9	04.4-12
Nomura’s share	24%	25%	26%	26%	22%	22%	20%	19%	17%	18%	18%

Source:	Thomson Financial

League Tables (for 9-month period ended December 31, 2004)

Global Equity & Equity-related (Japan)

		1/1/2004 - 12/31/2004
Rank	Book Runner	Proceeds (US$ mil)	Mkt. Share	Number of Issues
1	Nomura	16,026.6	26.5%	161
2	Daiwa Securities SMBC	11,642.2	19.2%	119
3	Nikko Citigroup Ltd	8,996.3	14.9%	73
4	UBS	4,849.2	8.0%	10
5	Mizuho Financial Group	3,275.0	5.4%	47
6	Morgan Stanley	2,935.4	4.9%	7
7	Mitsubishi Tokyo Fin’l Group	2,651.2	4.4%	37
8	Merrill Lynch & Co Inc	2,419.8	4.0%	6
9	Goldman Sachs & Co	1,692.9	2.8%	7
10	Deutsche Bank AG	1,395.4	2.3%	10

Global and Euro Yen Bonds

		1/1/2004 - 12/31/2004
Rank	Book Runner	Proceeds Amount + Overallotment Sold (US$ mil)	Mkt. Share	Number of Issues
1	Nomura	600,236.4	26.3%	28
2	Citigroup	270,836.9	11.9%	25
3	Daiwa Securities SMBC	266,056.9	11.7%	25
4	Merrill Lynch & Co Inc	208,664.7	9.2%	5
5	Deutsche Bank AG	187,222.4	8.2%	18
6	Barclays Capital	130,620.0	5.7%	10
7	Morgan Stanley	105,914.3	4.7%	7
8	UBS	104,292.4	4.6%	4
9	Lehman Brothers	96,792.6	4.3%	4
10	Mizuho Financial Group	87,724.5	3.9%	5

Straight Bonds Book Runner (excluding self-funding)

		4/1/2004 - 12/31/2004
Rank	Book Runner	Proceeds Amount + Overallotment Sold (Mil. yen)	Mkt. Share	Number of Issues
1	Daiwa Securities SMBC	1,655,615.0	24.9%	80
2	Nomura	1,342,047.0	20.2%	83
3	Mizuho Securities	1,014,020.0	15.2%	65
4	Nikko Citigroup Ltd	889,883.0	13.4%	55
5	Mitsubishi Securities	784,612.0	11.8%	38
6	Goldman Sachs & Co	279,921.0	4.2%	18
7	Morgan Stanley	228,927.0	3.4%	17
8	UFJ Tsubasa	179,987.0	2.7%	15
9	Merrill Lynch & Co Inc	64,991.0	1.0%	5
10	Shinko Securities	62,993.0	1.0%	6

Any Japanese Involvement Financial Advisors

	announced deals, value base

		1/1/2004 - 12/31/2004
Rank	Advisor	Rank Value ($US mil)	Mkt. Share	Number of Deals
1	Daiwa Securities SMBC	45,411.6	38.7%	96
2	Goldman Sachs & Co	41,925.9	35.8%	22
3	Merrill Lynch & Co Inc	37,818.0	32.3%	34
4	JP Morgan	36,448.5	31.1%	21
5	Nomura	19,746.4	16.9%	130
6	Citigroup	10,720.1	9.2%	27
7	Morgan Stanley	10,052.7	8.6%	14
8	Lehman Brothers	9,725.0	8.3%	7
9	Mizuho Financial Group	8,575.6	7.3%	108
10	UBS	6,995.0	6.0%	12

	completed deals, value base

		1/1/2004 - 12/31/2004
Rank	Advisor	Rank Value ($US mil)	Mkt. Share	Number of Deals
1	Nomura	26,150.5	33.5%	110
2	Daiwa Securities SMBC	18,082.8	23.1%	81
3	Goldman Sachs & Co	12,451.3	15.9%	14
4	JP Morgan	9,890.0	12.7%	19
5	Citigroup	9,221.4	11.8%	20
6	Mizuho Financial Group	9,171.3	11.7%	112
7	Merrill Lynch & Co Inc	8,561.9	11.0%	29
8	Mitsubishi Tokyo Fin’l Group	7,078.7	9.1%	70
9	UBS	6,886.4	8.8%	11
10	Deutsche Bank AG	4,239.1	5.4%	7

*	Based on deals announced, league table on rank value

Source: Thomson Financial

Assets Under Management (NAM / NCRAM)

NAM (Trillions of yen)

	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Stock investment trusts	3.6	3.3	3.3	3.2	3.5	4.3	4.3	4.5	4.6	4.1	4.4
Bond investment trusts	9.2	8.3	7.8	7.3	7.0	7.0	6.6	6.3	6.0	5.7	5.6
Non-public investment trusts	0.2	0.2	0.2	0.2	0.3	0.3	0.4	0.4	0.5	0.6	0.8
Investment advisory (domestic)	3.3	3.1	3.0	2.9	2.9	2.9	2.9	3.0	3.1	3.0	3.1
Investment advisory (overseas)	0.8	0.8	0.7	0.7	0.8	0.9	1.1	1.4	1.5	1.6	1.8

Total	17.1	15.6	15.1	14.2	14.5	15.4	15.2	15.7	15.7	15.1	15.7
NCRAM (US$ Billions)
	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Total	3.7	3.8	4.4	4.7	5.3	5.8	6.5	7.7	8.0	8.9	9.9

Value at Risk (Consolidated)

■ Definition	From Apr. 1, 2004 to Dec. 31, 2004

➢ 99% confidence level	Maximum:	10.7 billion yen

➢ 1-day time horizon for out trading portfolio	Minimum:	3.5 billion yen

➢ Inter-product price fluctuations considered	Average:	5.1 billion yen

	(Billions of yen)
End of quarter	Jun.02	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Equity	1.8	1.3	1.3	1.5	2.1	2.3	2.9	3.3	3.0	5.6	2.9
Interest Rate	1.7	1.8	1.9	2.3	2.5	2.4	2.5	2.0	2.8	2.6	3.1
Foreign Exchange	0.4	0.4	0.3	0.2	0.3	0.3	0.3	0.5	0.4	0.3	0.6

Sub-total	3.8	3.5	3.5	4.0	4.9	4.9	5.7	5.8	6.3	8.5	6.5
Diversification Benefit	(1.2)	(1.2)	(1.1)	(0.9)	(1.5)	(1.3)	(1.8)	(1.9)	(2.2)	(2.3)	(2.2)

VaR	2.6	2.3	2.4	3.1	3.4	3.6	3.8	3.9	4.0	6.1	4.3

Number of Employees

	Sep.02	Dec.02	Mar.03	Jun.03	Sep.03	Dec.03	Mar.04	Jun.04	Sep.04	Dec.04
Asia/Oceania	462	461	616	622	646	652	655	668	684	704
Americas	753	752	797	821	843	852	866	914	935	968
Europe	1,352	1,343	1,389	1,439	1,372	1,439	1,403	1,407	1,458	1,499
Japan (FA, SA)	2,072	2,033	1,986	1,960	1,901	1,909	1,915	1,985	1,922	1,940
Japan (excluding FA, SA)*	9,969	9,868	9,258	9,561	9,435	9,316	9,148	9,430	9,424	9,326

Total	14,608	14,457	14,046	14,403	14,197	14,168	13,987	14,404	14,423	14,437

*	Excludes the effects of the consolidation/deconsolidation of certain private equity investee companies.